SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant’s name into English)

2350 – 1177 West Hastings Street,

Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

1.

News Release dated September 24, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp. (Registrant)

Date: September 24, 2007	By:	/s/ John Greenslade John Greenslade President

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
September 24, 2007	TSX:BAJ

PRESS RELEASE

BAJA MINING CLOSES FIRST TRANCHE OF CDN $45+ MILLION PRIVATE PLACEMENT, AND SEEKS SHAREHOLDER CONSENT FOR SECOND TRANCHE

Baja Mining Corp. (the “Company”) is pleased to announce that it has closed the initial non-brokered tranche of its private placement announced on September 13, 2007 (the “Offering”), raising proceeds of approximately CDN $30 million.  The Company is seeking consent in writing from the holders of over 50% of its outstanding common shares for the brokered component of the Offering, which will raise additional gross proceeds of approximately CDN $15 million.

The Offering involves the sale of 24,215,000 units (the “Units”) at a price of CDN $1.86 per Unit for gross proceeds of CDN $45,039,900 announced on September 13, 2007.  A total of 16,150,000 Units are being sold on a non-brokered basis (the “Non-Brokered Placement”) and a further 8,065,000 Units are being sold on an underwritten bought deal basis by Versant Partners of Toronto, Ontario (the “Brokered Placement”).

Each Unit consists of one common share of the Company and 0.65 of one common share purchase warrant.  Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of CDN $2.50 for 60 months from the closing date, subject to acceleration in the circumstances described in the Company’s September 13, 2007 news release.  Commissions will be paid in accordance with industry standards.

Under TSX policies applicable to the Offering, the TSX requires that security holder approval be obtained for private placements for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.

On a fully diluted basis, a total of 26,647,500 common shares will be issued pursuant to the Non-Brokered Placement, or 23.5% of the Company’s 113,551,509 outstanding common shares (the “Outstanding Shares”). However, when the Brokered Placement is taken into account, a total of 39,954,750 common shares will be issued on a fully diluted basis, or 35.2% of the Outstanding Shares.

The Company will proceed with the closing of the Brokered Private Placement upon obtaining written consent for this second tranche of the Offering from holders of over 50% of the Outstanding Shares.  In obtaining such written consent, the Company is relying on an applicable exemption from the TSX requirement to hold a shareholder meeting.

No insiders of the Company are participating in the Offering, and the Offering will not have a material effect on control of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE

For further information, please contact John Greenslade at 604-685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing closing date, ability to collect consent and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.